VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

07028070

November 6, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

dlw 11/19

United States Sec Filing
November 6, 2007

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Company News Release – dated October 9, 2007
2. Company News Release – dated October 29, 2007

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

October 9, 2007

Ticker Symbols: **VAL-TSX Venture**
SEC 12g3-2(b) exemption 82-3339

VALGOLD INTERSECTS 13.67 G/TONNE GOLD OVER 3 METERS TO CONFIRM DEEP CONTINUITY OF LOS PATOS DISCOVERY NEAR EL CALLAO

Vancouver, October 9, 2007, ValGold Resources Ltd. ("ValGold") is pleased to announce that all of the assays for the first stage drill program on the Increible 3 Concession have now been received. The Increible 3 Concession is located in the El Callao Mining District, Bolivar State, Venezuela. This initial round of diamond drill holes was completed at the end of July and consisted of 35 holes for a total accumulated length of core of 9,318 meters ("m"). Twenty eight of the holes targeted the main Los Patos gold zones and the remaining seven tested three satellite gold zones within the concession.

With all of the assays now in-hand, ValGold is pleased to report that the Los Patos gold zones;

- have shown continuity over a plunge length of approximately 280m, over a vertical depth of at least 225m
- have a defined strike length of about 160m,
- **remain open in all directions, and**
- **require further drilling to define their limits.**

With the receipt of these assays, ValGold has compiled the results for all of the remaining five holes, LI07-31 to -35 received since our September 6, 2007 news release on the Increible 3 drilling. Each of the five holes intersected well mineralized gold zones. Furthermore, the main Los Patos gold zone continues to consist of wide mineralized intersections that in LI07-31 returned an excellent interval assaying 1.01 g/tonne gold over 17.0m (0.03 oz/t gold over 55.8 ft), including a 1.0m interval grading 6.82 g/tonne (3.28 ft grading 0.20 oz/t) gold. Drill hole LI07-35, one of the deepest holes to date had a high-grade intersection in the Los Patos main zone that returned 13.67 g/tonne (0.40 oz/t) of gold over a core length of 3.0m (9.84 ft). The true width of the most of the Los Patos drill intersections is believed to be very close to the 95% core length so that for LI07-35 the gold zone is estimated to be approximately 2.85m (9.35ft) wide.

About the Increible 3 Gold Zones

The principal zones of gold mineralization within Increible 3 are associated with the Los Chivos Shear Zone ("LCSZ"). The LCSZ is a major east-west trending structure that hosts the Los Patos gold occurrences. It is mapped cutting through the central part of the concession over a strike length of 6,700 m and is associated with a series of gold soil anomalies. The major anomalous areas within the eastern part of the LCSZ are Los Patos Main, Los Patos Central and Los Patos South.

The LCSZ gold mineralization occurs in a variety of structural settings in both mafic and sedimentary rocks. Styles of gold mineralization vary greatly. At the Los Patos main occurrence, the mineralization occurs within highly-foliated basaltic volcanic units that contain auriferous quartz carbonate veins. In contrast, the mineralization found at Los Patos Central and Los Patos South is hosted by metasedimentary rocks within zones of shearing associated with gold in quartz and carbonate veining containing minor

amounts of pyrite and tourmaline. Other alteration minerals include chlorite, sericite, albite, muscovite, epidote and potassium feldspar.

The long section attached to this release shows the mid-point of ValGold's drill intersections within the main Los Patos gold zones together with the drill holes completed by Gold Fields Ltd.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.



W
E
5340 E
5420 E
5500 E
5580 E
5660 E
4.14g/t / 6.0m
NSV
1.80g/t / 52.0m
1.23g/t / 28.0m
1.43g/t / 8.0m
NSV
Elevation A.S.L.
150m
100m
50m
0m
-50m
LI307-01
LI307-04
LI307-07
LI307-08
LI307-02
LI307-05
LI307-20
LI307-03
LI307-06
LI307-21
LI307-25
LI307-24
LI307-10
LI307-09
LI307-11
LI307-26
LI307-27
LI307-22
LI307-12
LI307-23
LI307-28
LI307-32
LI307-31
LI307-30
LI307-29
LI307-34
LI307-33
LI307-35
LEGEND
Gold Fields Limited drill hole
Valgold drill hole
Trench
1.65g/t / 7.79m g/t Au / sample length in metres
>100 g/t Au in soils
50-100 g/t Au in soils
0
50 m
Scale
July 2007

The following table reports assay sample intervals averaging 1.0 g/T Au or greater for drill holes recently completed at the main Los Patos gold occurrence, Increible 3, Venezuela. Reported widths of the drill intersections are the sampled length of drill core and may be less than the true thickness of the gold zones. All drill intersections for this release grading greater than 1.0 g/T Au for the announced holes and the locations of the collar sites together with drill sections, geology and location maps will be made available soon within the Venezuela section of ValGold's website. Note: 1.0 oz/t = 34.286 g/tonne Au

Drill Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold g/tonne	Gold oz/t
LI307-31		66.00	68.00	2.00	6.56	1.24	0.04
		170.00	171.00	1.00	3.28	2.92	0.09
		251.00	252.00	1.00	3.28	1.14	0.03
	Los Patos	**266.00**	**293.00**	**17.00**	**55.78**	**1.01**	**0.03**
	including	**285.00**	**286.00**	**1.00**	**3.28**	**6.82**	**0.20**
		302.00	**305.00**	**3.00**	**9.84**	**3.17**	**0.09**
LI307-32		84.00	85.00	1.00	3.28	1.00	0.03
		238.00	241.00	3.00	9.84	2.10	0.06
		254.00	255.00	1.00	3.28	1.07	0.03
	Los Patos	**269.00**	**281.00**	**12.00**	**39.37**	**1.10**	**0.03**
		304.00	**305.00**	**1.00**	**3.28**	**14.57**	**0.43**
		323.00	**324.00**	**1.00**	**3.28**	**12.58**	**0.37**
LI307-33		277.00	278.00	1.00	3.28	3.50	0.10
	Los Patos	**308.00**	**311.00**	**3.00**	**9.84**	**1.89**	**0.06**
		348.00	349.00	1.00	3.28	1.55	0.05
LI307-34		135.00	136.00	1.00	3.28	1.16	0.03
		306.00	**308.00**	**2.00**	**6.56**	**3.64**	**0.11**
	Los Patos	**313.00**	**316.00**	**3.00**	**9.84**	**5.50**	**0.16**
		331.00	**333.00**	**2.00**	**6.56**	**3.21**	**0.09**
		336.00	337.00	1.00	3.28	1.65	0.05
		355.00	356.00	1.00	3.28	1.16	0.03
LI307-35		332.00	333.00	1.00	3.28	1.53	0.04
	Los Patos	**340.00**	**343.00**	**3.00**	**9.84**	**13.67**	**0.40**
		363.00	364.00	1.00	3.28	1.14	0.03

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

October 29, 2007

Ticker Symbols: **VAL**-TSX Venture
VR2 - Frankfurt
SEC 12g3-2(b) exemption **82-3339**

VALGOLD LISTING ON FRANKFURT EXCHANGE

Vancouver, British Columbia, October 29, 2007 – ValGold Resources Ltd. ("ValGold") is pleased is pleased to announce that it is now listed on the Frankfurt Stock Exchange ("FWB" -- Frankfurter Wertpapierbörse) in Germany under the trading symbol "VR2".

Stephen J. Wilkinson, ValGold's President, said, "The listing on the Frankfurt Stock Exchange is another milestone in our growth strategy. With strong interest in ValGold's exploration programs expressed by European institutions and retail investors, the FWB listing will increase the Company's visibility and enable greater shareholder participation in the European market."

ABOUT THE FRANKFURT STOCK EXCHANGE (FWB)

FWB Frankfurter Wertpapierbörse (Frankfurt Stock Exchange) is one of the primary global trading centers for securities. Operated by the Deutsche Börse AG, FWB is the largest of the eight Germany stock exchanges. If you would like to learn more about the FWN and the Deutsche Börse go to www.deutsche-boerse.com.

For more information on ValGold and its portfolio of international projects, please see our updated corporate presentation at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

END